EXHIBIT 1
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NEWS RELEASE
FEBRUARY 4TH, 2003

ARC ENERGY TRUST ANNOUNCES TRUST UNIT OFFERING
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CALGARY, FEBRUARY 4, 2003 (AET.UN AND ARX - TSX) - ARC Energy Trust (the
"Trust") announced today that ARC Resources Ltd. has entered into an agreement to sell 11,000,000 trust units at $11.50 per trust unit to raise gross proceeds of approximately $126 million on a bought deal basis. The issue will be made through a syndicate of underwriters led by RBC Capital Markets and includes CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd., Canaccord Capital Corporation and Dundee Securities Corporation.

The Trust has granted the underwriters an option, exercisable in whole or in part up to 48 hours prior to closing, to purchase up to an additional 1,500,000 trust units at the same offering price. Should the underwriters' option be fully exercised, the total gross proceeds of the issue would be approximately $144 million. This offering is subject to normal regulatory approval and is expected to close on or about February 25, 2003.

The net proceeds of the offering will be used to repay the outstanding indebtedness incurred to fund development expenditures and the acquisition of oil and gas properties, including the properties acquired in late 2002 for approximately $71.1 million. In addition, this offering will strengthen the Trust's balance sheet to facilitate future acquisitions and ongoing development activities on the Trust's existing assets.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer

              NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
                      DISSEMINATION IN THE UNITED STATES.


For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

    Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
          Telephone: (403) 509-6418                  Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9
                               Tel: (403) 503-8600